SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

**Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of February 2002

SONERA CORPORATION

(Translation of registrant's name into English)

**Teollisuuskatu 15
FIN-00510 Helsinki, Finland**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2002

SONERA CORPORATION

By: /s/ JARI JAAKKOLA

Jari Jaakkola
Executive Vice President
Corporate Communications and IR

By: /s/ MAIRE LAITINEN

Maire Laitinen
General Counsel

SONERA CORPORATION STOCK EXCHANGE RELEASE **1(1)**

February 28, 2002, 4.35 p.m.

Access to market of 31 million pops with proven GSM technology

SONERA AGREES INITIALLY TO INCREASE ITS HOLDING TO MAJORITY IN FINTUR'S EURASIAN GSM BUSINESS, AND TO SELL FINTUR NEW MEDIA BUSINESS STAKE

Sonera and the other shareholders of the Dutch holding company Fintur Holdings B.V. have signed a letter of intent that will clarify the roles between shareholders in developing the two businesses of Fintur Holdings, the international GSM business and national (Turkish) digital-TV, ISP, and other data transmission businesses (''technology business''). Fintur's current shareholders are the Cukurova Group (39.69%), Sonera (35.31%) and Turkcell, the leading mobile operator in Turkey (25.00%).

The proposed deal would allow Sonera to buy 23.24% of the international GSM business from the Cukurova Group, increasing its stake in the business to 58.55%. Turkcell will buy 16.45% of the international GSM business from Cukurova Group, increasing its holding to 41.45%. At the same time, Sonera and Turkcell intend to sell to Cukurova Group their total holdings (Sonera 35%) in the technology business.

The net compensation to be paid by Sonera to Cukurova Group resulting from these transactions is expected to be no more than MUSD 120. The finalization of the deal is subject to due diligence, relevant fair-value assessments to be done by a third party, regulatory as well as other necessary approvals and board approvals. After the closing, Fintur Holding B.V. (composed now only of the international GSM business) will become a subsidiary of Sonera, and will be included in Sonera's consolidated financial statements.

—This transaction will give us majority position in Fintur's mobile business. It will also allow us to refocus on business we know very well. Sonera has a strong and successful track record in GSM joint ventures in countries like the Baltics, Turkey, USA and Russia, says Mr Harri Koponen, CEO of Sonera.

Koponen stresses that all Sonera's commitments related to capital structure and profitability targets communicated earlier to the market, e.g. during the autumn 2001 share issue road show, remain the same. Sonera also continues to be committed to a solid investment grade credit rating.

Fintur holds a 51.3% interest in Azercell Telecom B.M. of Azerbaijan, an 83.2% interest in Geocell LLC of Georgia, a 51% interest in GSM Kazakhstan LLP of Kazakhstan, and a 77% interest in Moldcell S.A. of Moldavia. Jointly they had approx. 1.1 million customers at the end of 2001. The total population of these countries is approximately 31 million, and currently the companies' networks cover a population of approximately 22 million.

—These companies are located in countries with low mobile penetration between 4 and 8%, but high growth opportunities. The companies of Azerbaijan, Kazakhstan and Moldavia are market leaders in their respective markets, and Geocell of Georgia is the second biggest. Their market shares vary between 32 and 82 percent, Koponen says.

Net revenues from the international GSM-business for the first nine months of 2001 were MUSD 126, a growth of 64% from the same period of the previous financial year. The business recorded MUSD 56 of EBITDA from the same period, a growth of 67%. The growth of both revenues and EBITDA continued strong also during the last quarter of 2001. The net debt of the international GSM-businesses was at the end of 2001 approximately 150 MUSD. The figures are unaudited.

Sonera will arrange a conference call on Thursday, February 28, starting at 17:30 Finnish time (15:30 UK time). Speakers in the conference call are CFO Kim Ignatius and Jari Jaakkola, Executive Vice President, Corporate Communications and IR.

The call can be reached by dialing +44 20 8781 0579. Instant replay will be available for 3 working days in the following international number, +44 (0) 20 8288 4459, access code: 671 722.

Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 10,000 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola, Executive Vice President,
Corporate Communications and IR

For further information, please contact:
Kim Ignatius, CFO
tel: +358 2040 54015
e-mail: kim.ignatius@sonera.com

In USA: Steve Fleischer, Vice President,
Corporate Communications and IR
tel: + 1 973 448 4616
e-mail:steve.fleischer@sonera.com

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